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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            GRAPHIC INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)
                            ------------------------
                          GREENWICH ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                        WALLACE COMPUTER SERVICES, INC.
                                   (BIDDERS)
                            ------------------------
                         COMMON STOCK, $0.10 PAR VALUE
                         (Title of Class of Securities)
                            ------------------------
                                  388678 10 4
                     (CUSIP Number of Class of Securities)
                            ------------------------

                              MICHAEL J. HALLORAN
                        VICE PRESIDENT, CHIEF FINANCIAL
                        OFFICER AND ASSISTANT SECRETARY
                        WALLACE COMPUTER SERVICES, INC.
                                2275 CABOT DRIVE
                             LISLE, ILLINOIS 60532
                                 (630) 588-5000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------
                                   COPIES TO

              STEVEN L. CARSON                                  SIDLEY & AUSTIN
               GENERAL COUNSEL                             ONE FIRST NATIONAL PLAZA
       WALLACE COMPUTER SERVICES, INC.                      CHICAGO, ILLINOIS 60603
              2275 CABOT DRIVE                                  (312) 853-7000
            LISLE, ILLINOIS 60532                    ATTENTION: FREDERICK C. LOWINGER AND
               (630) 588-5000                                  STEVEN SUTHERLAND

                            ------------------------

                               SEPTEMBER 28, 1997
        (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)
                            ------------------------

                           CALCULATION OF FILING FEE

==============================================================================================
                 TRANSACTION                                      AMOUNT OF
                  VALUATION*                                      FILING FEE
----------------------------------------------------------------------------------------------
                 $185,169,090                                      $37,034
==============================================================================================

 * For the purpose of calculating the fee only, this amount assumes the purchase of 10,009,140 shares of Common Stock, par value $.10 per share (the "Shares"), of Graphic Industries, Inc. (the "Company") at $18.50 per share. Such number of shares includes all outstanding Shares as of September 26, 1997, assumes the exercise of all options to purchase Shares issued under the Company's stock option plans which are outstanding as of such date and includes that number of Shares issuable upon the conversion of the Company's 7% Convertible Subordinated Debentures due May 15, 2006 and the number of Shares issuable upon conversion of shares of Class B Common Stock, par value $.10 per share, of the Company (the "Class B Shares") that are not owned by the Selling Stockholder (as defined below).

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                         Filing Party:
                       ----------------                      ----------------

Form or Registration No.:                       Date Filed:
                         --------------                    ------------------
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

CUSIP NO. 388678 10 4               14D-1 AND 13D          PAGE 2 OF 8 PAGES
----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Greenwich Acquisition Corp.
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                              (a) [ ]
                                                                     (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY
----------------------------------------------------------------------------
 4.  SOURCES OF FUNDS (SEE INSTRUCTIONS)
     AF
----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f).                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Georgia
----------------------------------------------------------------------------
 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,671,135 Shares*
----------------------------------------------------------------------------
 8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                                           [ ]
----------------------------------------------------------------------------
 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
     Approximately 25.9% of the Shares as of September 26, 1997*
----------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
----------------------------------------------------------------------------
* See Footnote on Page 3.

CUSIP NO. 388678 10 4               14D-1 AND 13D          PAGE 3 OF 8 PAGES
----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Wallace Computer Services, Inc. (36-2515832)
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                              (a) [ ]
                                                                     (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY
----------------------------------------------------------------------------
 4.  SOURCES OF FUNDS
     BK
----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f).                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------------------------
 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,671,135 Shares*
----------------------------------------------------------------------------
 8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                                           [ ]
----------------------------------------------------------------------------
 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
     Approximately 25.9% of the Shares as of September 26, 1997*
----------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
----------------------------------------------------------------------------

* The Offeror and Parent (each as defined herein) have entered into a Stockholder Agreement, dated as of September 28, 1997 (the "Stockholder Agreement"), with Mark C. Pope III (the "Selling Stockholder"), pursuant to which the Selling Stockholder has granted to the Offeror an irrevocable option to purchase, and following the purchase of any Shares pursuant to the Offer (as defined herein) the Offeror has agreed to purchase, 432,089 of the Shares and 2,239,046 of the Class B Shares (collectively, the "Option Shares") owned of record by the Selling Stockholder at a price per share of $18.50 in cash. The Selling Stockholder has also agreed (i) so long as the Merger Agreement (as defined herein) has not terminated, to tender pursuant to the Offer the other 432,088 Shares owned by him and (ii) in the event the Offeror purchases Shares pursuant to the Offer, to sell the other 2,239,046 Class B Shares owned by him to the Offeror at the time of the sale to the Offeror of the Option Shares. Pursuant to the Stockholder Agreement, the Selling Stockholder has also agreed that, among other things, until September 28, 1998, the Selling Stockholder will not transfer the Option Shares subject to the Stockholder Agreement and will vote such Option Shares in favor of the transactions contemplated by the Merger Agreement and against certain competing transactions at any meeting of stockholders of the Company called to vote thereon. The Class B Shares automatically convert into Shares on a one-for-one basis following transfer of the Class B Shares to the Offeror pursuant to the Stockholder Agreement. The Offeror and Parent disclaim beneficial ownership of the Option Shares and the other Class B Shares owned by the Selling Stockholder until the Offeror purchases such shares following the purchase of Shares pursuant to the Offer.

     This Statement relates to a tender offer by Greenwich Acquisition Corp., a Georgia corporation (the "Offeror") and a wholly owned subsidiary of Wallace Computer Services, Inc., a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, par value $.10 per share (the "Shares"), of Graphic Industries, Inc., a Georgia corporation (the "Company"), at a purchase price of $18.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 3, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereof, respectively, and which are incorporated herein by reference. This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by the Offeror and Parent of beneficial ownership of Shares and Class B Shares subject to the Stockholder Agreement. The cover page above and item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Graphic Industries, Inc. The address of the principal executive offices of the Company is set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase and is incorporated herein by reference.

     (b) The exact title of the class of equity securities being sought in the Offer is the Common Stock, par value $.10 per share, of the Company. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) through (d), (g): The information set forth in the Introduction and
Section 9 ("Certain Information Concerning the Parent and the Offeror") of the Offer to Purchase, and in Annex I thereto, is incorporated herein by reference.

     (e) and (f): Neither the Offeror nor the Parent nor, to the best of their knowledge, any of the persons listed in Annex I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) None.

     (b) The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b): The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) through (e): The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the

Merger; Plans for the Company") and Section 13 ("The Merger Agreement and the Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g): The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b): The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Parent and the Offeror") and Section 13 ("The Merger Agreement and the Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 13 ("The Merger Agreement and the Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ("Certain Information Concerning the Parent and the Offeror") of the Offer to Purchase is incorporated herein by reference.

     The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a security holder of the Company as whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) and (c) The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated October 3, 1997.

     (a)(2) Letter of Transmittal.

     (a)(3) Letter from Smith Barney Inc., as Dealer Manager, to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(4) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

     (a)(5) Notice of Guaranteed Delivery.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Summary Announcement, dated October 3, 1997.

     (a)(8) Press Release issued by the Parent and the Company on September 28, 1997.

     (a)(9) Press Release issued by the Parent on October 3, 1997.

     (a)(10) Conversion and Tender Request for Class B Shares.

     (b)(1) Commitment Letter, dated as of September 24, 1997, between Bank of America NT & SA, as administrative agent, and Parent.

     (c)(1) Agreement and Plan of Merger, dated as of September 28, 1997, among Parent, the Offeror and the Company.

     (c)(2) Stockholder Agreement, dated as of September 28, 1997, among Mark C. Pope III, the Offeror and Parent.

     (d) None.

     (e) Not applicable.

     (f) None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 1997
                                          Wallace Computer Services, Inc.

                                          By:     /s/ ROBERT J. CRONIN
                                            ------------------------------------
                                            Name: Robert J. Cronin
                                            Title: President and Chief Executive
                                              Officer

                                          Greenwich Acquisition Corp.

                                          By:     /s/ ROBERT J. CRONIN
                                            ------------------------------------
                                            Name: Robert J. Cronin
                                            Title: Chief Executive Officer

                                 EXHIBIT INDEX


EXHIBIT
  NO.                             EXHIBIT NAME
-------                           ------------

(a)(1)    Offer to Purchase dated October 3, 1997.

(a)(2)    Letter of Transmittal

(a)(3)    Letter from Smith Barney Inc., as Dealer Manager, to
          Brokers, Dealers, Commercial Banks, Trust Companies and
          Other Nominees.

(a)(4)    Letter from Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees to Clients.

(a)(5)    Notice of Guaranteed Delivery.

(a)(6)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.

(a)(7)    Summary Announcement, dated October 3, 1997.

(a)(8)    Press Release issued by Parent and the Company on September
          28, 1997.

(a)(9)    Press Release issued by Parent on October 3, 1997.

(a)(10)   Conversion and Tender Request for Class B Shares.

(b)(1) Commitment Letter, dated as of September 24, 1997, between Bank of America NT & SA, as administrative agent, and Parent.

(c)(1)    Agreement and Plan of Merger, dated as of September 28,
          1997, among Parent, the Offeror and the Company.

(c)(2) Stockholder Agreement, dated as of September 28, 1997, among Mark C. Pope III, the Offeror and Parent.